SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. _)

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    70159Q104
                                 (CUSIP Number)

                              Mr. Matthew W. Kaplan
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 21, 2001
             (Date of event which requires filing of this statement)

                             ----------------------

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

---------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104                                            Page 2 of 7 pages


--------------------------------------------------------------------------------
       (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
--------------------------------------------------------------------------------
       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
       (3)   SEC USE ONLY

--------------------------------------------------------------------------------
       (4)   SOURCE OF FUNDS**:  WC

--------------------------------------------------------------------------------
       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Delaware
--------------------------------------------------------------------------------
NUMBER OF    (7)   SOLE VOTING POWER:  -0-
SHARES       -------------------------------------------------------------------
BENEFICIALLY (8)   SHARED VOTING POWER:  2,217,857 (fn1)
OWNED BY     -------------------------------------------------------------------
EACH         (9)   SOLE DISPOSITIVE POWER:  -0-
REPORTING    -------------------------------------------------------------------
PERSON WITH  (10)  SHARED DISPOSITIVE POWER:  2,217,857 (fn1)

--------------------------------------------------------------------------------
       (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON:  2,217,857 (fn1)
--------------------------------------------------------------------------------
       (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES **                              [ ]
--------------------------------------------------------------------------------
       (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
             ROW (11):  19.2%
--------------------------------------------------------------------------------
       (14)  TYPE OF REPORTING PERSON **:  OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTION BEFORE FILLING OUT!

fn1   Consisting of (i) 1,603,499 shares of Series B Cumulative Convertible
Preferred Shares ("Preferred Shares") held by Five Arrow Realty Securities III L.L.C. ("Five Arrows") and up to 539,358 additional Preferred Shares which Five Arrows may be obligated to purchase on or before July 6, 2001, each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment, and
(ii) 75,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").

CUSIP No. 70159Q104                  13D                       Page 3 of 7 pages


--------------------------------------------------------------------------------
       (1) NAME OF REPORTING PERSON: Rothschild Realty Investors III L.L.C. I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
       (3)   SEC USE ONLY

--------------------------------------------------------------------------------
       (4)   SOURCE OF FUNDS:
                               WC
--------------------------------------------------------------------------------
       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION:
             Delaware
--------------------------------------------------------------------------------
NUMBER OF    (7)   SOLE VOTING POWER:  -0-
SHARES       -------------------------------------------------------------------
BENEFICIALLY (8)   SHARED VOTING POWER:  2,217,857 (fn1)
OWNED BY     -------------------------------------------------------------------
EACH         (9)   SOLE DISPOSITIVE POWER:  -0-
REPORTING    -------------------------------------------------------------------
PERSON WITH  (10)  SHARED DISPOSITIVE POWER:  2,217,857 (fn1)

--------------------------------------------------------------------------------
       (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON:  2,217,857 (fn1)
--------------------------------------------------------------------------------
       (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES **                              [ ]
--------------------------------------------------------------------------------
       (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
             ROW (11):  19.2%  (fn 1)
--------------------------------------------------------------------------------
       (14)  TYPE OF REPORTING PERSON  00

--------------------------------------------------------------------------------

CUSIP No. 70159Q104                  13D                       Page 4 of 7 pages


Item 1.  Security and Issuer

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Shares"), of Parkway Properties, Inc. a Maryland corporation (the "Company"), whose principal executive offices are located at One Jackson Place, Suite 100, 188 East Capital Street, Jackson, Mississippi 39201-2195.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors III L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

         The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Common Shares.

         (b) The business address of each of Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

         (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurk, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

         (d) Neither Five Arrows nor Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Five Arrows nor Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) Five Arrows and Rothschild are both Delaware limited liability companies.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for the purchases reported by Five Arrows herein was, and will be, Five Arrows' capital. The total amount of funds used by Five Arrows to purchase the shares reported herein will be up to $77,624,995 allocated as follows: (i) $56,122,465 to purchase the Preferred Shares currently held by Five Arrows, (ii) $18,877,530 which Five Arrows may use to purchase up to an additional 539,358 Preferred Shares and (iii) up to $2,625,000 to purchase the 75,000 Warrant Shares.

CUSIP No. 70159Q104                  13D                       Page 5 of 7 pages


Item 4.  Purpose of Transaction

         The purpose of the Acquisition of the Preferred Shares and the Warrant Shares by Five Arrows reported herein is for investment.

         Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Shares and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire additional securities of the Company or sell all or a portion of its Preferred Shares or other securities of the Company, now owned or hereafter acquired.

         Pursuant to the Articles Supplementary attached as Exhibit B and incorporated by reference in its entirety in this Item 4, Five Arrows has the right to designate one member of the Board of Directors of the Company (the "Initial Designated Director") and another member under certain circumstances. Matthew W. Kaplan has been designated as the Initial Designated Director and has been appointed to the Board of Directors of the Company by the existing Board of Director of the Company.

         Other than as set forth above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on June 21, 2001, Five Arrows may be deemed to beneficially own 2,217,857 Common Shares (consisting of (i) 1,603,499 Preferred Shares held by Five Arrows and up to 539,358 additional Preferred Shares that Five Arrows may be obligated to purchase on or before July 6, 2001, each of which is convertible, at any time or from time to time at the option of the reporting person, into one Common share, subject to adjustment, and (ii) 75,000 Common Shares purchasable at any time or from time to time under the Warrant). Such shares in the aggregate would represent 19.2% of the outstanding Common Shares of the Company (based on 9,312,002 Common Shares of the Company outstanding as of March 26, 2001, as reported in the Amendment No. 2 to Form S-3 of the Company dated May 9, 2001, plus the 2,217,857 Common Shares of the Company reported herein).

         (b) Five Arrows has the sole power to vote and dispose of the Preferred Shares and the Common Shares owned, or which may be owned, by it as reported herein, which power may be exercised by Rothschild.

         (c) Five Arrows purchased 1,603,499 Preferred Shares on June 21, 2001, pursuant to the Investment Agreement, dated October 6, 2000, between the Company and Five Arrows, attached hereto as Exhibit C and incorporated by

CUSIP No. 70159Q104                  13D                       Page 6 of 7 pages


reference in its entirety herein. In consideration for the 1,603,499 Preferred Shares, Five Arrows paid $34.30 per share for a total of $56,122,465.

         (d) Rothschild, as managing member of Five Arrows, has the power to direct the receipt of dividends from or the proceeds from the sale of the Preferred Shares and the Common Shares owned, or which may be owned, by it as reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Other than as described in the agreements included as exhibits attached hereto and incorporated by reference into this Item 6 in their entirety, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Preferred Shares or the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

  Exhibit Number                                   Description

  A Joint Acquisition Statement, as required by Rule 13d-1(k) of the Securities Exchange Act of 1934.

  B Articles Supplementary Classifying and Designated 2,142,857 Preferred Shares as Series B Cumulative Convertible Preferred Shares.

  C Investment Agreement, dated as of October 6, 2000, between the Company and Five Arrows.

  D Common Shares Purchase Warrant, dated October 6, 2000, to purchase 75,000 Common Shares.

CUSIP No. 70159Q104                  13D                       Page 7 of 7 pages


                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2001



                                       FIVE ARROWS REALTY SECURITIES III L.L.C.

                                       By:  /s/ Matthew W. Kaplan
                                            Matthew W. Kaplan
                                            Manager

                                       ROTHSCHILD REALTY INVESTORS III L.L.C.

                                       By:  /s/ Matthew W. Kaplan
                                            Matthew W. Kaplan
                                            Manager

                                    EXHIBIT A
                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:   June 29, 2001



                                       FIVE ARROWS REALTY SECURITIES III L.L.C.

                                       By:  /s/ Matthew W. Kaplan
                                            Matthew W. Kaplan
                                            Manager

                                       ROTHSCHILD REALTY INVESTORS III L.L.C.

                                       By:  /s/ Matthew W. Kaplan
                                            Matthew W. Kaplan
                                            Manager